Filed by The Trust Company of New Jersey Pursuant to Rule 425
under the Securities Act of 1933

Subject Company: The Trust Company of New Jersey
Commission File No. 132-02270
April 28, 2004

This filing relates to a proposed merger (the “Merger”) of The Trust Company of New Jersey, a New Jersey state-chartered bank (“Trustcompany”) and North Fork Bank (“North Fork Bank”), a New York state-chartered bank and a wholly owned subsidiary of North Fork Bancorporation, Inc. (“North Fork”) pursuant to the terms of an Agreement and Plan of Merger dated as of December 16, 2003 by and among North Fork, North Fork Bank and Trustcompany.

The following is a letter that is being sent to certain stockholders of Trustcompany that have not yet voted in connection with the Merger:

[The Trust Company of New Jersey logo]

AN IMPORTANT REMINDER

April 28, 2004

Dear Fellow Stockholder:

We recently sent you a proxy statement/prospectus relating to The Trust Company of New Jersey’s Special Meeting of Stockholders to be held on May 13, 2004 to approve and adopt the Agreement and Plan of Merger, dated as of December 16, 2003, by and among The Trust Company of New Jersey, North Fork Bancorporation, Inc. and North Fork Bank.

Your Board of Directors recommends that stockholders vote FOR the approval and adoption of the Agreement and Plan of Merger.

Your vote is important, no matter how many shares you own. To make sure that your shares are represented at the special meeting, please vote today by telephone, via the Internet, or by signing and returning the enclosed form of proxy in the envelope provided.

Thank you for your prompt voting on this important merger– we appreciate your support.

Very truly yours,

/s/ Alan J. Wilzig
Alan J. Wilzig
Chairman, President and CEO

IMPORTANT NOTE

Please follow the easy instructions on the enclosed form of proxy to vote by telephone or via the Internet.

If you have any questions, or need assistance in voting
your shares, please call our proxy solicitor, Innisfree M&A
Incorporated:

TOLL-FREE: (888) 750-5834

This filing contains forward-looking statements regarding North Fork Bancorporation, Inc.’s (“North Fork”) acquisition of The Trust Company of New Jersey (“Trustcompany”). These forward-looking statements involve certain risks and uncertainties. Factors that may cause actual results to differ materially from those contemplated by such forward-looking statements include, among others, the following possibilities: (1) estimated cost savings from the acquisition cannot be fully realized within the expected time frame; (2) revenues following the acquisition are lower than expected; (3) competitive pressure among depository institutions increases significantly; (4) costs or difficulties related to the integration of the businesses of North Fork and Trustcompany are greater than expected; (5) changes in the interest rate environment reduce interest margins; (6) general economic conditions, either nationally or in the markets in which North Fork will be doing business, are less favorable than expected; (7) legislation or changes in regulatory requirements adversely affect the businesses in which North Fork would be engaged or (8) factors occur which result in a condition to the transaction not being met.

North Fork has filed with the Securities and Exchange Commission (the “SEC”) a registration statement and other relevant materials in connection with the proposed merger (the “Merger”). The registration statement contains a proxy statement/prospectus that has been distributed to the stockholders of Trustcompany in connection with their vote on the Merger. A definitive proxy statement/prospectus has been filed with the Securities and Exchange Commission on April 15, 2004. Investors and security holders are urged to read the registration statement (including the proxy statement/prospectus) and the other relevant materials because they contain important information about North Fork, Trustcompany and the Merger.

The registration statement (including the proxy statement/prospectus) and other relevant materials, and any other documents filed by North Fork with the SEC, may be obtained free of charge at the SEC’s website at www.sec.gov. The proxy statement/prospectus and other relevant materials, and any other documents filed by Trustcompany with the Federal Deposit Insurance Corporation (the “FDIC”), may be obtained at the FDIC, Registration and Disclosure Division, 550 17th Street N.W., Room F-643, Washington, D.C. 20429. In addition, investors and security holders may obtain free copies of the documents filed with the SEC by North Fork by contacting the Corporate Secretary, North Fork Bancorporation, Inc., 275 Broadhollow Road, Melville, New York 11747, telephone: 631-844-1252 or by visiting North Fork’s website at www.northforkbank.com. Investors and security holders may obtain free copies of the documents filed with the FDIC by Trustcompany by contacting The Trust Company of New Jersey, Investor Relations, 35 Journal Square, Jersey City, New Jersey 07306, telephone: 201-420-4946.

Trustcompany and certain of its executive officers and directors may be deemed to be participants in the solicitation of proxies from the stockholders of Trustcompany in favor of the Merger. Information about the interests of Trustcompany’s executive officers and directors in Trustcompany is set forth in the proxy statement for Trustcompany’s 2004 Annual Meeting of Stockholders, which was filed with the FDIC on March 31, 2004. In addition to those interests, Alan J. Wilzig, the Chairman, President and Chief Executive Officer of Trustcompany, will become a director of North Fork following the Merger and will enter into an employment agreement and change of control agreement with North Fork. Mr. Wilzig will not receive any additional benefits in connection with the Merger other than as described in the proxy statement/prospectus. Investors and security holders may obtain more detailed information regarding the direct and indirect interests of Mr. Wilzig and Trustcompany’s other executive officers and directors in the Merger by reading the proxy statement/prospectus.